# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: WEAVE COMMUNICATIONS, INC., CIK 0001609151
CUSIP: 94724R108
Title of class of securities: Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 1331 W POWELL WAY, LEHI, Utah (UT), 84043
Date of event which requires filing of this statement: 10/26/2026
Amends the filing with accession number 0000935836-21-000662
Filed by CIK 0001104329
Persons authorized to receive notices and communications: Maureen Offer, c/o Crosslink Capital, Inc., 2180 Sand Hill Road, Suite 200, Menlo Park, California (CA), 94025, (415) 617-1800

## Reporting persons
- Crosslink Capital, Inc. (CIK 0001104329): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Crosslink Capital Management, LLC (CIK 0001893180): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Michael J. Stark (CIK 0001242239): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.00001 par value per share
Name of issuer: WEAVE COMMUNICATIONS, INC.
Address of issuer's principal executive offices: 1331 W POWELL WAY, LEHI, Utah (UT), 84043
Comment: This Amendment No. 6 (this "Amendment No. 6" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on November 22, 2021, and amended on November 4, 2024, November 27, 2024, December 9, 2024, December 5, 2025 and August 19, 2026 (as amended, the "Statement"). Unless otherwise defined herein, capitalized terms used in this Amendment No. 6 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D/A is being filed on behalf of Crosslink Capital, Inc. ("Crosslink"), Crosslink Capital Management, LLC ("CCM") and Michael J. Stark ("Mr. Stark"). Crosslink, CCM and Mr. Stark are collectively referred to herein as the "Reporting Persons."

The Reporting Persons are filing this report jointly, but not as a group. Crosslink and CCM are related entities and may constitute a group within the meaning of Rule 13d-5(b) under the Act. Mr. Stark expressly disclaims membership in a group. The agreement among the Reporting Persons to file this Schedule 13D/A jointly in accordance with Rule 13d-1(k) of the Act is filed as Exhibit 99.1.
Residence or business address: The address of the principal business office of each of the Reporting Persons is 2180 Sand Hill Road, Suite 200, Menlo Park, CA 94025.
Present principal occupation or employment: Crosslink and CCM are investment advisers to private investment funds (collectively, the "Funds"). Mr. Stark is the control person of Crosslink.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of Crosslink and CCM was organized in the state of Delaware and Mr. Stark is a citizen of the United States.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Statement is hereby amended and supplemented as follows:

Agreement and Plan of Merger

On Monday, October 26, 2026, pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated August 18, 2026, by and among the Issuer, Willow Parent, LLC, a Delaware limited liability company ("Parent"), and Willow Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub"), Merger Sub merged with and into the Issuer (the "Merger"), with the Issuer surviving the Merger as a wholly owned subsidiary of Parent. The Merger and the other transactions contemplated by the Merger Agreement are referred to below as the "Transactions." Parent and Merger Sub are affiliates of Francisco Partners Management, L.P.

At the time the Merger became effective (the "Effective Time"), each share of the Issuer's Common Stock, issued and outstanding immediately prior to the Effective Time (other than dissenting shares, treasury shares, shares owned by a subsidiary of the Issuer, and shares owned by Parent or Merger Sub or any of their wholly owned subsidiaries), including all shares of Common Stock beneficially owned by the Reporting Persons, were converted automatically into the right to receive $7.40 in cash, without interest, subject to applicable tax withholding.

In connection with the consummation of the Transactions, the Common Stock was delisted from the New York Stock Exchange and deregistered under the Securities Exchange Act of 1934, as amended.

The foregoing description of the Merger Agreement and the Transactions does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 99.2 hereto and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D/A set forth the aggregate number of shares of common stock and percentage of the shares of common stock beneficially owned by such Reporting Person and are incorporated by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D/A set forth the number of shares of common stock as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days: Except as set forth herein, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the securities beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Persons ceased to be the beneficial owners of more than five percent of the Issuer's common stock on October 26, 2026.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Reporting Persons' Schedule 13D/A filed with the SEC on December 5, 2025).

Exhibit 99.2 Agreement and Plan of Merger (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K (File No. 001-40998), filed on August 19, 2026).

## Signatures
- Crosslink Capital, Inc.: /s/ Maureen Offer, Maureen Offer, Chief Financial Officer (10/28/2026)
- Crosslink Capital Management, LLC: /s/ Maureen Offer, Maureen Offer, Chief Financial Officer (10/28/2026)
- Michael J. Stark: /s/ Michael J. Stark, Michael J. Stark (10/28/2026)